                                                             OTCBB: MRDDF                                 TSX-V: MAD                             FSE: MRG

Suite 1500 – 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. NEWS AGENCIES

MIRANDA GOLD INCREASES SIZE OF NON-BROKERED PRIVATE PLACEMENT

Vancouver, B.C., Canada – March 4, 2010 – Miranda Gold Corp. (the “Company”) (TSX-V: MAD) announces that further to its news release of February 4, 2010, it has increased the size of its previously announced non-brokered private placement from 4,500,000 units to up to 5,686,492 units (the “Units”) at a price of $0.65 per Unit for gross proceeds of up to $3,696,219.80.  As previously announced, each Unit will consist of one common share and one common share purchase warrant, with each warrant entitling the subscriber to purchase one additional common share in the capital of the Company at a price of $1.00 for a period of two years from the date of closing of the private placement. The Company proposes paying finder’s fees to persons who introduce it to investors. The private placement is subject to compliance with applicable securities laws and to receipt of regulatory approval.

Proceeds of this private placement will primarily be used to advance work in Colombia as well as for continued exploration on the Company’s projects in Nevada and Alaska and general corporate purposes.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Previous partners include Barrick Gold Exploration Inc., Newmont Mining Inc., Placer Dome (US) Inc., Agnico-Eagle (USA) Inc., Romarco Minerals Inc., Golden Aria Corp., the Cortez Joint Venture and the Buckhorn Joint Venture. Miranda has ongoing partnerships with Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation, Montezuma Mines Inc., NuLegacy Corporation, Red Eagle Mining Corporation, and Ramelius Resources Ltd.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

This news release contains certain statements that may be deemed “forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Although Africa West believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Africa West’s management on the date the statements are made. Africa West undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.  THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.